787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 21, 2021

VIA EDGAR

David L. Orlic, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds IV – BlackRock Systematic ESG Bond Fund

Post-Effective Amendment No. 20 under the Securities Act of 1933 and Amendment No. 21 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File No. 333-224373 and File No. 811-23341)

Dear Mr. Orlic:

On behalf of BlackRock Systematic ESG Bond Fund (the “Fund”), a series of BlackRock Funds IV, this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on September 14, 2021 regarding Post-Effective Amendment No. 20 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 21 under the Investment Company Act of 1940, as amended, which was filed with the Commission on July 30, 2021.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON     LONDON    LOS ANGELES    MILAN
    NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

September 21, 2021

Comment No. 1:	Given that the Fund includes the term “sustainable” in its name, please revise the Fund’s 80% policy to indicate that the Fund will invest at least 80% of its assets in securities of sustainable issuers in accordance with Rule 35d-1 under the 1940 Act (the “Names Rule”).

Response No. 1:	The Fund respectfully disagrees with the Staff’s position with respect to the applicability of the Names Rule to the use of the term “sustainable” in the Fund’s name. The Fund notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, in the release adopting the Names Rule (the “Adopting Release”) and the companion release to the Adopting Release, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the Staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% policy pursuant to the Names Rule.[1] The Fund believes that the word “sustainable” in the Fund’s name does not suggest a “particular type of investment” subject to the Names Rule, but rather that it reflects the investment process and philosophy utilized by BlackRock in selecting investments for the Fund.

Comment No. 2:	In the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable Advantage CoreAlpha Bond Fund – Fees and Expenses of the Fund,” in the applicable footnote to the fee tables, please disclose the limits on the Fund’s repayments of waivers and/or reimbursements to BlackRock in the two years following such waivers and/or reimbursements.

Response No. 2:	The Fund has considered the Staff’s position and respectfully submits that it does not think any changes to the applicable footnotes are necessary, as the disclosure provided in response to Item 10 of Form N-1A in the subsection of the Fund’s Prospectuses entitled “Management of the Fund – BlackRock” includes additional detail regarding the aforementioned limits on the Fund’s repayments of waivers and/or reimbursements to BlackRock.

Comment No. 3:	In the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable Advantage CoreAlpha Bond Fund – Principal Investment Strategies of the Fund,” please clarify what is meant by “beyond specific thresholds” in prong (i) of the ESG screening criteria described in the second paragraph of the subsection.

[1]

See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“[T]he term ‘growth and income’ does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income”).

September 21, 2021

Response No. 3:	Changes reflecting additional detail regarding the Fund’s ESG screening criteria will be made in the Amendment.

Comment No. 4:	In the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable Advantage CoreAlpha Bond Fund – Principal Investment Strategies of the Fund,” the fifth paragraph states the “Fund generally seeks to invest in fixed-income instruments that, with respect to certain sectors, in BlackRock’s view . . . (iii) in the aggregate, includes issuers that BlackRock believes are better positioned to capture climate opportunities relative to the issuers in the Benchmark.” Please clarify what “better positioned” means in this sentence.

Response No. 4:	The Fund has considered the Staff’s comment and will make the following changes in the Amendment to provide additional clarity with respect to the applicable disclosure:

In conjunction with this systematic method and to the extent applicable to a particular sector, Fund management selects and weights securities based on an issuer’s ability to manage the ESG risks to which its business is exposed, as determined by BlackRock. ~~Fund management makes such determinations based on BlackRock’s ESG research, which includes due diligence of the ESG risks and opportunities facing an issuer, as well as third-party ESG ratings.~~ BlackRock researches and develops investment insights related to economic transition, which target carbon transition readiness and climate opportunities.

The Fund seeks to maintain certain ESG characteristics, climate risk exposure and climate opportunities relative to the Bloomberg Barclays U.S. Aggregate Bond Index (the “Benchmark”). Specifically, the Fund generally seeks to invest in fixed income instruments that, with respect to certain sectors, in BlackRock’s view, (i) have an ESG assessment that is better than the ESG assessment of such sectors within the Benchmark, (ii) have an aggregate carbon emissions assessment that is lower than that of such sectors within the Benchmark, and (iii) in the aggregate, includes issuers that BlackRock believes are better positioned to capture climate opportunities relative to the issuers in the Benchmark. Fund management makes such assessments based on BlackRock’s ESG research, which includes due

September 21, 2021

diligence of the ESG risks and opportunities facing an issuer, as well as third-party ESG ratings. Such sectors and issuers may not comprise the majority of the Fund’s portfolio.

Comment No. 5:	If the 80% policy referenced in Comment No. 1 is adopted, please disclose in the Fund’s Prospectuses how investments in government securities are treated for purposes of the 80% policy.

Response No. 5:	The Fund respectfully declines to adopt the 80% policy referenced in Comment No. 1 for the reasons set out in Response No. 1. Accordingly, Comment No. 5 is moot.

Comment No. 6:	The Staff believes it would be more beneficial if the Fund’s principal risks are reordered based on the level of risk, with the most significant risks to the Fund listed first. We note that the former Director of the Division of Investment Management has addressed the practice of some funds of listing risk factors in alphabetical order. See https://www.sec.gov/news/speech/speech-blass-102518.

Response No. 6:	The Fund has considered the Staff’s comment and will reorder its principal risk factors in the Amendment such that several risk factors that the Fund currently considers more significant will be listed at the beginning of the applicable sections of the Fund’s Prospectuses. The Fund will continue to consider the ordering of its risk factors.

Comment No. 7:	In the section in the Fund’s Statement of Additional Information entitled “Investment Restrictions,” please carve out the Fund’s fundamental restriction relating to borrowing money from the following sentence as the borrowing limit is applied on an ongoing basis: “Unless otherwise indicated, all limitations under the Fund’s fundamental or non-fundamental investment restrictions apply only at the time that a transaction is undertaken.”

Response No. 7:	The Fund respectfully submits that it does not think any changes to the above-referenced sentence are necessary because the sentence states that the limitations in the Fund’s fundamental and non-fundamental restrictions apply only at the time that a transaction is made “unless otherwise indicated” and the Fund discloses that “[t]o limit the risks attendant to borrowing, the Investment Company Act requires the Fund to maintain at all times an ‘asset coverage’ of at least 300% of the amount of its borrowings” (emphasis added) in the subsection of the Fund’s Statement of Additional Information entitled “Investment Restrictions – Notations Regarding the Fund’s Fundamental Investment Restrictions.”

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September 21, 2021

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Jessica A. Herlihy, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP